Exhibit 99.1

UTStarcom Special Committee Appoints Legal Counsel

Beijing, April 9, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced that a special committee of independent directors of the Company’s board of directors (the “Special Committee”) has selected Kirkland & Ellis International LLP (“Kirkland & Ellis”) as its legal counsel. The Special Committee also intends to retain financial advisor to assist it in its work.

As previously announced, the Company’s board of directors formed the Special Committee to consider a “going-private” transaction (the “Transaction”) for $3.20 in cash per ordinary share, proposed by one of the directors of the Company, Mr. Hong Liang Lu and his affiliates, and Shah Capital Opportunity Fund LP and Himanshu H. Shah, in a preliminary non-binding proposal letter, dated March 27, 2013.

Kirkland & Ellis will assist the Special Committee in its work in connection with the Transaction. No decisions have been made by the Special Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Eric Boyriven (New York)

Tel: +212-850-5671

Email: mailto:Eric.Boyriven@fticonsulting.com